Exhibit 4.1

EXECUTION VERSION

STOCKHOLDERS’ AGREEMENT

dated as of

November 1, 2023

by and among

NASDAQ, INC.

ADENZA PARENT, LP

and

THOMA BRAVO, L.P.

SCHEDULE A	Existing Registration Rights Agreements
SCHEDULE B	Calculation Methodology
SCHEDULE C	Seller Nominee

2

STOCKHOLDERS’ AGREEMENT

This STOCKHOLDERS’ AGREEMENT, dated as of November 1, 2023 (this “Stockholders’ Agreement”), is by and among Nasdaq, Inc., a Delaware corporation (together with any successor entity thereto, “Nasdaq”), Adenza Parent, LP, a Delaware limited partnership (“Seller”), and Thoma Bravo, L.P., a Delaware limited partnership (“Sponsor” and, together with Seller, the “Seller Parties”). Nasdaq and each of the Seller Parties are sometimes referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, pursuant to the Agreement and Plan of Merger, dated June 10, 2023 (as amended and supplemented from time to time, the “Merger Agreement”), by and among Nasdaq, Argus Merger Sub 1, Inc., a Delaware corporation, Argus Merger Sub 2, LLC, a Delaware limited liability company agreement, Adenza Holdings, Inc., a Delaware corporation, and Seller, Nasdaq will issue to Seller shares of Common Stock (as defined below) (the “Merger Consideration Shares”); and

WHEREAS, in connection with such issuance, the Parties have agreed to execute and deliver this Stockholders’ Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises and covenants set forth herein, the Parties hereto agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions.

(a) The following terms, as used herein, have the following meanings:

“Activist” means, as of any date of any applicable Transfer, any Institutional Investor that is identified on the most recently available “SharkWatch 50” list (or, if “SharkWatch 50” is no longer available, the then prevailing comparable list, as reasonably agreed by the Parties) as of such date.

“Affiliate” of any Person means any other Person directly or indirectly controlling, controlled by or under common control with such Person. For the purposes of this definition, “control” when used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. Notwithstanding the foregoing Nasdaq and its Affiliates, on the one hand, will not be deemed to be Affiliates of any Seller Party and its Affiliates, on the other hand, and vice versa.

“Authority” means any domestic (including federal, state or local) or foreign court, arbitrator, administrative, regulatory or other governmental department, agency, official, commission, tribunal, authority or instrumentality, non-government authority or Self-Regulatory Organization.

“beneficial owner” or “beneficially own” and words of similar import have the meaning given such term in Rule 13d-3 under the Exchange Act; provided, however, that for purposes of determining beneficial ownership, (i) a Person shall be deemed to be the beneficial owner of any security that may be acquired by such Person, whether within 60 days or thereafter, upon the conversion, exchange or exercise of any warrants, options, rights or other securities and (ii) no Person shall be deemed to beneficially own any security solely as a result of such Person’s execution of this Stockholders’ Agreement.

“Board of Directors” means the board of directors of Nasdaq.

“Business Day” means any day that is not a Saturday or Sunday or a day on which banks are required or permitted to be closed in the State of New York.

“Cause” means any Seller Party Board Designee’s: (i) conviction of, or guilty plea, to a felony charge (other than felonies related solely to automobile infractions, unless such designee is incarcerated as a result thereof) or (ii) fraudulent conduct or an intentional act or acts of dishonesty in the performance of his or her service as a director that is materially injurious to the financial condition, results of operations or business regulation of Nasdaq.

“Change of Control” means the occurrence of any of the following events: (i) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the outstanding capital stock of Nasdaq or 50% of the total number of outstanding shares of capital stock of Nasdaq, (ii) Nasdaq merges with or into, or consolidates with, or consummates any reorganization or similar transaction with, another Person and, immediately after giving effect to such transaction, less than 50% of the total voting power of the outstanding capital stock of the surviving or resulting person is beneficially owned in the aggregate by the stockholders of Nasdaq immediately prior to such transaction, (iii) in one transaction or a series of related transactions, Nasdaq, directly or indirectly (including through one or more of its subsidiaries) sells, assigns, conveys, transfers, leases or otherwise disposes of, all or substantially all of the assets or properties (including capital stock of subsidiaries) of Nasdaq, but excluding sales, assignments, conveyances, transfers, leases or other dispositions of assets or properties (including capital stock of subsidiaries) by Nasdaq or any of its subsidiaries to any direct or indirect wholly-owned subsidiary of Nasdaq, (iv) individuals who as of the date hereof constitute the Board of Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board of Directors (other than in connection with a transaction described in (i), (ii) or (iii) above); provided, however, that any individual becoming a director whose election, or nomination for election, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board or (v) the liquidation or dissolution of Nasdaq.

“Closing” means the Closing (as such term is defined in the Merger Agreement).

“Closing Date” means the Closing Date (as such term is defined in the Merger Agreement).

“Commission” means the U.S. Securities and Exchange Commission.

“Common Stock” means shares of common stock, par value $0.01 per share, of Nasdaq.

“Competing Business” means a (i) provider of trading, order management and trade processing solutions for the secondary market of fixed income, money markets, securities lending, repos, foreign exchange, equities, commodities and cleared and over-the-counter derivatives; (ii) provider of treasury management systems, commodity trading and risk management (CTRM) systems, enterprise risk management, collateral management data management, regulatory reporting, and compliance reporting software, services, and systems; (iii) provider of mergers and acquisitions (M&A) and capital markets news and content, fees data and analytics, and back-, middle-, or front-office workflow solutions for capital markets, including private markets; (iv) recognized securities or futures market; (v) operator of equities (cash and derivatives) and fixed income marketplaces or provider of matching technology for equities, foreign exchange, digital assets, fixed income, or futures; (vi) provider of data, analytics, or index services or solutions for institutional investors and other market participants; (vii) provider of software to facilitate communication for boards of directors; (viii) provider of technology solutions to exchanges, clearing organizations, central securities depositories, regulators, banks, brokers, buy-side firms, and corporate businesses; (ix) provider of investor relations, governance solutions, or ESG solutions to corporates and buy-side firms; or (x) provider of fraud detection, anti-money laundering or trading surveillance software or solutions.

“Competitor” means any Person that, during the 12 calendar months preceding the date of transfer derived, or has one or more Subsidiaries that derived, more than 20% of its gross revenues from Competing Business.

“Derivative Securities” means options, warrants, rights to purchase capital stock of Nasdaq, or any securities that are exercisable, convertible or exchangeable for capital stock of Nasdaq.

“Excess Shares” has the meaning assigned thereto in Nasdaq’s Amended and Restated Certificate of Incorporation.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Existing Registration Rights Agreement” means the registration rights agreement listed on Schedule A hereto.

“FINRA” means the Financial Industry Regulatory Authority, Inc. and its successors.

“Investment Bank” means any investment banking firm of international standing.

“Merger Agreement” has the meaning set forth in the recitals.

“Merger Consideration Shares” has the meaning set forth in the recitals.

“Nasdaq” has the meaning set forth in the recitals.

“Nominating & ESG Committee” means the Nominating & ESG Committee of the Board of Directors

“Person” means an individual or a corporation, partnership, association, trust, or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Proceeding” means any claim, suit, action or legal, administrative, arbitration or other alternative dispute resolution proceeding or investigation.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the date hereof, between Nasdaq and Seller.

“Representatives” means, with respect to any Party, the directors, officers, employees, agents, attorneys, accountants, consultants, current or potential lenders, financial and other advisors of such Party.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Self-Regulatory Organization” means FINRA, any U.S. or non-U.S. securities exchange, commodities exchange, registered securities association, the Municipal Securities Rulemaking Board, National Futures Association, and any other board or body, whether United States or non-United States, that regulates brokers, dealers, commodity pool operators, commodity trading advisors or future commission merchants.

“Seller” has the meaning set forth in the recitals.

“Seller Parties” has the meaning set forth in the recitals.

“Seller Party Threshold” means, at any time of determination, 19.99% of the issued and outstanding Common Stock calculated on a fully diluted basis, which shall be calculated in accordance with the methodology set forth on Schedule B.

“Shares” means shares of Common Stock.

“Sponsor” has the meaning set forth in the recitals.

“Subsidiary” means, with respect to any Person, any corporation or other entity of which a majority of the capital stock or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such Person.

“Third Party Tender Offer” means a bona fide public offer subject to the provisions of Regulation 14D or 14E under the Exchange Act, by a Person (that is not made by and does not include Nasdaq or any of its Affiliates, any Seller Party or any of its Affiliates or any group that includes as a member any Seller Party or any of its Affiliates) to purchase or exchange for cash or other consideration all of the outstanding capital stock of Nasdaq.

“Transfer” means any direct or indirect sale, transfer, assignment, pledge, hypothecation, mortgage, license, gift, creation of a security interest in or lien on, placement in trust (voting or otherwise), encumbrance or other disposition to any Person, by operation of law or otherwise, including those by way of any spin-off (such as through a dividend), hedging or derivative transactions or otherwise.

ARTICLE II

TRANSFER RESTRICTIONS

Section 2.1 Transfer.

(a) From and after the date of the Merger Agreement until the date that is eighteen (18) months following the Closing Date, each Seller Party agrees that neither it nor any of its controlled Affiliates has, and that neither it nor any of its controlled Affiliates shall, Transfer any Shares (the “Lock-Up Restriction”), except as follows:

(i) any Transfer of Shares to one or more of its controlled Affiliates, so long as such controlled Affiliates agree in writing to be bound by and such Seller Party continues to be bound by the terms of this Stockholders’ Agreement (for the avoidance of doubt, upon such Transfer, such Seller Party and such controlled Affiliates will be treated as one “party” for all purposes under this Stockholders’ Agreement); provided, however, that if any such transferee ceases to be a controlled Affiliate of such Seller Party, then such transferee shall transfer its Shares to such Seller Party or one of its controlled Affiliates then a Party to this Stockholders’ Agreement;

(ii) any Transfer of Shares as part of a distribution, transfer or disposition without consideration by the undersigned to its stockholders, partners, members or other equity holders, so long as (x) such Transfers do not exceed 2% of the outstanding Shares in the aggregate, (y) any such recipient who is not a controlled Affiliate of a Seller Party agrees in writing to be bound by the terms of this Section 2.1 and (z) any such recipient who is a controlled Affiliate of a Seller Party agrees in writing to be bound by and such Seller Party continues to be bound by the terms of this Stockholders’ Agreement (for the avoidance of doubt, upon such Transfer, such Seller Party and such controlled Affiliates will be treated as one “party” for all purposes under this Stockholders’ Agreement);

(iii) any Transfer of Shares to Nasdaq or any of its Subsidiaries, including pursuant to a share buyback (for the avoidance of doubt, to the extent that such Seller Party’s participation in such buyback is limited to its pro rata interest, such interest shall be based on its beneficial ownership; provided, however, that in no event shall such Seller Party’s participation in any buyback for which participation is so limited exceed the pro rata interest based on such Seller Party’s beneficial ownership);

(iv) any Transfer of Shares pursuant to a merger, consolidation, share exchange, tender offer or other similar transaction involving Nasdaq; provided, however, that notwithstanding the foregoing, a Transfer pursuant to a voluntary tender of Shares in response to a tender or exchange offer may only be undertaken in reliance on this clause (iv) if, within 10 Business Days of the date of commencement of such tender or exchange offer, the Board of Directors either recommends for such tender or exchange offer (or does not recommend rejection of such tender or exchange offer, unless the Board of Directors has indicated that it is still evaluating such tender or exchange offer);

(v) any Transfer of up to a one-half of the Merger Consideration Shares on and after the date that is six (6) months following the Closing Date; or

(vi) any Transfer of Shares with the prior written consent of Nasdaq.

(b) The Lock-Up Restriction shall automatically terminate on the eighteen (18) month anniversary of the Closing Date.

(c) From and after the date of the Merger Agreement and until the date that is twelve (12) months following the Closing Date, each Seller Party agrees that if it or any of its controlled Affiliates Transfers any Shares pursuant to a registered offering, such offering shall be a marketed underwritten offering pursuant to the terms of the Registration Rights Agreement.

(d) From and after the date of the Merger Agreement and until the termination of this Agreement, each Seller Party agrees that neither it nor any of its controlled Affiliates has, and that neither it nor any of its controlled Affiliates shall, Transfer any Shares to (1) any Activist, (2) any Person to the extent that immediately after such acquisition, such Person would hold 5% or more of the outstanding Shares and would be required to file a Schedule 13D after such acquisition or (3) any Competitor, in each case except (A) pursuant to a merger, consolidation, share exchange, tender offer or other similar transaction involving Nasdaq, (B) in any such Transfer pursuant to a public offering or a sale pursuant to Rule 144 under the Securities Act, provided that such Seller Party does not have actual knowledge that a purchaser pursuant thereto is a person described in clauses (1), (2) or (3), or (C) to any Investment Bank or its Affiliate in the capacity of an underwriter, placement agent, broker, dealer or similar function.

(e) To the extent any securities have been registered in accordance with the demand rights of any holder with respect to underwritten offerings under the Existing Registration Rights Agreement, and for so long as the Seller Parties continue to own any Registrable Securities (as defined in the Registration Rights Agreement), each Seller Party agrees that neither it nor any of its controlled Affiliates shall, effect any sale or distributions of Shares, including a sale pursuant to Rule 144 (except as part of any such registration, if permitted), during such period as the lead underwriter of such registration may reasonably request, no greater than ninety (90) days, beginning on the effective date of any registration statement relating to an underwritten offering (other than an underwritten shelf take-down) or the pricing of an underwritten shelf take-down, in each case, under the Existing Registration Rights Agreement.

(f) The Seller Parties shall effect all Transfers in compliance with all applicable securities laws.

Section 2.2 “Net Long” Position. Each Seller Party shall maintain a “net long position” (as such term is defined in Rule 14e-4 of the Exchange Act) with respect to the Shares it beneficially owns.

Section 2.3 CEO Consultation. Until the termination of the Lock-Up Restriction, prior to any Transfer of Shares by a Seller Party (other than pursuant to Section 2.1(a)(i), Section 2.1(a)(ii), Section 2.1(a)(iii), Section 2.1(a)(iv) or Section 2.1(a)(vi)), such Seller Party shall consult in good faith with the Chief Executive Officer of Nasdaq regarding potential investors and identify any such potential investors to the applicable underwriter or broker, subject in all cases to compliance with applicable laws.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1 Board Appointment Obligation.

(a) As of the Closing, the person set forth on Schedule C shall be a director of the Company (the “Seller Party Board Designee”). For so long as the Seller Parties and their controlled Affiliates continue to beneficially own at least ten percent (10%) of the Shares outstanding as of the date of this Stockholders’ Agreement, Nasdaq hereby agrees to (i) include the Seller Party Board Designee as a nominee to the Board of Directors on each slate of nominees for election to the Board of Directors proposed by management of Nasdaq, (ii) recommend the election of the Seller Party Board Designee to the stockholders of Nasdaq and (iii) without limiting the foregoing, otherwise use its reasonable best efforts (which shall include the solicitation of proxies) to cause the Seller Party Board Designee to be elected to the Board of Directors.

(b) In the event that any Seller Party Board Designee for any reason (including pursuant to Section 3.1(d)) ceases to serve as a director such during his or her term of office, and the Seller Parties and their controlled Affiliates continue to beneficially own at least ten percent (10%) of the Shares outstanding as of the date of this Stockholders’ Agreement, then the Seller Parties shall have the right to nominate a replacement mutually agreed by the Seller Parties, on the one hand, and the Nominating & ESG Committee (or a successor committee serving such function), on the other hand, as a director to the Board of Directors, and such replacement shall thereafter be the Seller Party Board Designee.

(c) At such time that the Seller Parties and their controlled Affiliates first cease to beneficially own at least ten percent (10%) of the Shares outstanding as of the date of this Stockholders’ Agreement, any Seller Party Board Designee on the Board of Directors shall (and the Seller Parties shall use their reasonable best efforts to cause such Seller Party Board Designee to) offer to tender his or her resignation as a director to the Board of Directors, and the Nominating & ESG Committee (or a successor committee serving such function) shall recommend to the Board of Directors whether to accept or reject it.

(d) If the Board of Directors determines that there is a Cause event that has occurred with respect to any Seller Party Board Designee, then such Seller Party Board Designee on the Board of Directors shall (and the Seller Parties shall use their reasonable best efforts to cause such Seller Party Board Designee to) offer to tender his or her resignation as a director to the Board of Directors, and the Nominating & ESG Committee (or a successor committee serving such function) shall recommend to the Board of Directors whether to accept or reject it.

Section 3.2 No Interference with Board Rights. Nasdaq will use its reasonable best efforts not to, directly or indirectly, propose or take any action to encourage any modification to the composition of the Board of Directors that, in Nasdaq’s reasonable judgment, would likely result in the elimination or significant diminishment of the rights of the Seller Parties specified in Section 3.1; provided that the foregoing shall in no way limit Nasdaq’s right to increase the number of directors on the Board of Directors.

ARTICLE IV

VOTING RIGHTS

Section 4.1 Voting Rights. If, after the date hereof, the Board of Directors, in its sole discretion, determines it is in Nasdaq’s interests to seek Commission approval for the exemption from Article Fourth, Section C.2 of Nasdaq’s Amended and Restated Certificate of Incorporation for Excess Shares held by any major investor then Nasdaq shall use its commercially reasonable efforts to obtain a similar approval of the Commission with respect to the Seller Parties.

ARTICLE V

STANDSTILL

Section 5.1 Standstill. Each Seller Party (on behalf of itself and its controlled Affiliates) hereby agrees that, from the date hereof until the Standstill Termination Date (as defined in Section 5.3), neither such Seller Party nor any of its controlled Affiliates will:

(a) purchase or otherwise acquire, offer or propose to acquire, or solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, beneficial or record ownership of any shares of the capital stock of Nasdaq or any Derivative Securities (excluding shares and securities received by way of stock dividend, stock reclassification or other distributions or offerings made available on a pro rata basis to Nasdaq’s stockholders) if, after giving effect thereto, the Seller Parties, their controlled Affiliates and all groups of which any Seller Party or any of its controlled Affiliates is a member would beneficially own an amount of shares of capital stock of Nasdaq, including any Derivative Securities on an as-exercised, converted or exchanged basis, as applicable, in excess of the Seller Party Threshold; provided, however, that, if as a result of a reduction in the number of shares of Common Stock outstanding due to the repurchase of shares of Common Stock by Nasdaq, the Seller Parties beneficially own an amount of shares of capital stock of Nasdaq, including any Derivative Securities on an as-exercised, converted or exchanged basis, as applicable, in excess of the Seller Party Threshold, the Seller Parties shall not be in violation of this Section 5.1(a) so long as the Seller Parties do not take any of the actions referred to in the first clause of this Section 5.1(a) and the Seller Parties comply with Section 2.1(e) hereof;

(b) make, or in any way participate in, directly or indirectly, alone or in concert with others (including by or through any group of which any Seller Party or any of its Affiliates is a member), any “solicitation” of “proxies” (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote securities of Nasdaq or to provide or withhold consents with respect to securities of Nasdaq, whether subject to or exempt from the proxy rules, or seek to advise or influence any person or entity with respect to, the voting of, or the providing or withholding consent with respect to, any securities of Nasdaq;

(c) either directly or indirectly in concert with others (including by or through any group of which any Seller Party or any of its controlled Affiliates is a member) make any offer with respect to, or make or submit a proposal with respect to, or ask or request any other person to make an offer or proposal with respect to, or in any other way support, any transaction that would, if consummated, be reasonably likely to result in a Change of Control, including a merger, business combination, restructuring, reorganization, recapitalization, tender or exchange offer or asset disposition involving Nasdaq or any of its Affiliates;

(d) except as provided in Article III hereof, either directly or indirectly in concert with others (including by or through any group of which any Seller Party or any of its controlled Affiliates is a member) seek representation on the Board of Directors or the board of directors or equivalent of any of Nasdaq’s controlled Affiliates, seek to remove any members of the Board of Directors or expand or reduce the size of the Board of Directors or otherwise act alone or in concert with others (including by or through any group of which any Seller Party or any of its controlled Affiliates is a member) to make public statements or otherwise seek to control or influence the management or Board of Directors of Nasdaq or any of its controlled Affiliates;

(e) form, join or any way participate in a “group” within the meaning of Section 13(d)(3) of the Exchange Act with respect to any securities of Nasdaq; or

(f) either directly or indirectly in concert with others (including by or through any group of which any Seller Party or any of its controlled Affiliates is a member) publicly announce or disclose any intention, or enter into or disclose any plan or arrangement inconsistent with the foregoing (including publicly making a request that Nasdaq or the Board of Directors waive, amend or terminate any provisions of this Stockholders’ Agreement or making such a request if such request would reasonably be likely to require public disclosure by any Person or otherwise result in public disclosure).

Section 5.2 Permitted Action. Notwithstanding the provisions of Section 5.1, nothing herein shall prohibit or restrict any Seller Party or its Affiliates from making any disclosure pursuant to Section 13(d) of the Exchange Act that such Seller Party or such Affiliate reasonably believes, based on the advice of independent legal counsel, is required in connection with any action taken by such Seller Party or such Affiliate that is not inconsistent with this Stockholders’ Agreement.

Section 5.3 Termination.

(a) The restrictions contained in Section 5.1 shall terminate and shall cease to apply upon the latest to occur of the following (the “Standstill Termination Date”):

(i) the Seller Parties, together with their Affiliates, beneficially owning less than five percent (5%) of the outstanding Shares;

(ii) six (6) months following the date on which the Seller Party Board Designee (or any successor director) ceases to serve on the Board of Directors; or

(iii) the second anniversary of the date hereof.

Section 5.4 Certain Tender Offers. Notwithstanding the provisions of Section 5.1, if a Third Party Tender Offer is commenced and, within 10 Business Days of the date of commencement of such Third Party Tender Offer, the Board of Directors either recommends for such Third Party Tender Offer (or does not recommend rejection of such Third Party Tender Offer, unless the Board of Directors has indicated that it is still evaluating such tender or exchange offer), then the Seller Parties may tender into such Third Party Tender Offer, but in all other respects the provisions of Section 5.1 shall continue to apply.

ARTICLE VI

INDEMNIFICATION

Section 6.1 Indemnification. Nasdaq will indemnify, exonerate and hold the Seller Parties and each of their respective partners, stockholders, members, directors, officers, fiduciaries, managers, controlling Persons, employees and agents and each of the partners, stockholders, members, directors, officers, fiduciaries, managers, controlling Persons, employees and agents of each of the foregoing (collectively, the “Indemnified Parties”) free and harmless from and against any and all actions, causes of action, suits, claims, liabilities, losses, damages and costs and out-of-pocket expenses in connection therewith (including reasonable attorneys’ fees and expenses) incurred by the Indemnified Parties or any of them before or after the date hereof (collectively, the “Indemnified Liabilities”), arising out of any actual or threatened action, cause of action, suit, or claim arising directly or indirectly out of the Seller Parties’ actual, alleged or deemed control or ability to influence Nasdaq or any of its Subsidiaries (other than any such Indemnified Liabilities that arise out of any breach of this Stockholders’ Agreement by such Indemnified Party or other related Persons); provided that if and to the extent that the foregoing undertaking may be unavailable or unenforceable for any reason, Nasdaq hereby agrees to make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. The rights of any Indemnified Party to indemnification hereunder will be in addition to any other rights any such Person may have under any other agreement or instrument to which such Indemnified Party is or becomes a party or is or otherwise becomes a beneficiary or under law or regulation or under the certificate of incorporation, bylaws or other organizational documents of Nasdaq or any of its Subsidiaries and shall extend to such Indemnified Party’s successors and assigns.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Notices.

(a) All notices, requests and other communications to any Party hereunder shall be in writing (including email or similar writing) and shall be given to:

(b)	Nasdaq at:

Nasdaq

151 West 42nd Street

New York, NY 10036

Attn:   General Counsel

Email: [*****]

with a copy to (which shall not constitute notice):

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attn:    David K. Lam, Esq.

 Mark F. Veblen, Esq.

Email:  DKLam@wlrk.com

 MFVeblen@wlrk.com

(c)	If to any Seller Party, to:

c/o Thoma Bravo, L.P.

One Market Plaza, Spear Tower, Suite 2400

San Francisco, CA 94105

Attn:    Holden Spaht

 Brian Jaffee

Email:  [*****]

 [*****]

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

300 North LaSalle St.

Chicago, IL 60652

Attn:    Peter Stach, P.C.

 Bradley C. Reed, P.C.

 Michael P. Keeley, P.C.

Email:  peter.stach@kirkland.com

 bradley.reed@kirkland.com

 michael.keeley@kirkland.com

or such other address or facsimile number as such Party may hereinafter specify for the purpose of giving such notice to the Party. Each such notice, request or other communication shall be deemed to have been received (i) if given by mail, 72 hours after such communication is sent by reliable international overnight delivery service (with proof of service) or hand delivery, (ii) when transmitted via e-mail to the e-mail address set out above (unless the sender receives a “bounceback” or other failure to deliver message notification) or (iii) if given by any other means, when delivered at the address specified in this Section 7.1.

Section 7.2 No Waivers; Amendments.

(a) No failure or delay on the part of any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(b) Neither this Stockholders’ Agreement nor any term or provision hereof may be amended or waived in any manner other than by instrument in writing signed, in the case of an amendment, by each of the Seller Parties and Nasdaq, or in the case of a waiver, by the Party against whom the enforcement of such waiver is sought.

Section 7.3 Non-Disparagement. Until the termination of this Stockholders’ Agreement, each of the Parties agrees that none of it or its respective Subsidiaries, Affiliates, successors or assigns shall, and each Party shall instruct its Representatives not to, in any way intentionally disparage, attempt to discredit, or otherwise call into disrepute, any other Party or such other Party’s Subsidiaries, Affiliates, successors, assigns, stockholders or Representatives, or any of such Party’s products or services, in any manner that would reasonably be expected to (i) damage the business or reputation of such other Party, its products or services or its Subsidiaries, Affiliates, successors, assigns or Representatives or (ii), subject to the terms of this Stockholders’ Agreement, disrupt, impede, hinder or delay such other Party’s attempts to consummate the transactions contemplated by this Stockholders’ Agreement. Without limiting the foregoing, neither Party shall make any comments or statements to any non-party (including the press, employees or former employees of the other Party, any client or prospective or former client of the other Party, any individual or entity with whom the other Party has a business relationship or any other Person), if such comment or statement reasonably would be expected to adversely affect the conduct of the business of the other Party, or any of its plans or prospects or the business reputation of such other Party or any of such other Party’s products or services or that of any of its Subsidiaries, Affiliates, successors, assigns or Representatives, except as may be required by applicable law, Authority, judicial order or subpoena; provided, however, that any party making such comments or statements to comply with applicable law, Authority, judicial order or subpoena shall, to the extent that such grant would not conflict with applicable law, first grant each other party reasonable opportunity to review such comments or statements.

Section 7.4 Termination. This Stockholders’ Agreement shall terminate and be of no further force or effect with respect to the Seller Parties upon the later of (i) such date that the Seller Parties, together with their controlled Affiliates, no longer hold any Shares and (ii) the Standstill Termination Date; provided, however, that each Party shall retain all rights and claims following such termination with respect to breaches of the covenants and agreements set forth herein occurring prior to such termination. The provisions of Section 7.4 shall survive any termination of this Stockholders’ Agreement.

Section 7.5 Confidentiality. Each of the Parties shall, and shall cause its Affiliates to, keep confidential, disclose only to its Affiliates or Representatives and use only in connection with the transactions contemplated by this Stockholders’ Agreement all information and data obtained by them from the other Party or its Affiliates or Representatives relating to such other Party or the transactions contemplated hereby (other than information or data that (i) is or becomes available to the public other than as a result of a breach of this Section 7.5, (ii) was available on a non-confidential basis prior to its disclosure to or by one Party to another, or

(iii) becomes available to one Party on a non-confidential basis from a source other than the other Party, provided that such source is not known by the receiving Party, after reasonable inquiry, to be bound by a confidentiality agreement with either of the non-receiving Parties or their Representatives and is not otherwise prohibited from transmitting the information to the receiving Party by a contractual, legal or fiduciary obligation), unless disclosure of such information or data is required by applicable law, regulation or stock market rules; provided that to the extent any Seller Party Board Designee does not constitute a Representative of the Seller Parties, the Seller Party Board Designee may share information with the Seller Parties to the same extent as a Representative.

Section 7.6 Successors and Assigns. All the terms and provisions of this Stockholders’ Agreement shall be binding upon and inure to the benefit of and be enforceable by the Parties and the successors and assigns of each Party, whether so expressed or not. None of the Parties may assign any of its rights or obligations hereunder, in whole or in part, by operation of law or otherwise, without the prior written consent of the other Parties, and any such assignment without such prior written consent shall be null and void; provided, however, that any Seller Party may assign this Stockholders’ Agreement, in whole or in part, to any controlled Affiliate of Sponsor without the prior consent of Nasdaq; provided further, however, that such assignment shall only be valid for so long as such Person remains a controlled Affiliate of Sponsor, provided still further, however, that no assignment shall limit the assignor’s obligations hereunder. Except as expressly set forth herein, this Stockholders’ Agreement shall not inure to the benefit of or be enforceable by any other Person.

Section 7.7 Headings. The headings in this Stockholders’ Agreement are for convenience of reference only and will not control or affect the meaning or construction of any provisions hereof.

Section 7.8 No Inconsistent Agreements. Nasdaq will not hereafter enter into any agreement with respect to its securities that is inconsistent with the rights granted to the Seller Parties in this Stockholders’ Agreement. Nasdaq represents and warrants to the Seller Parties that prior to the date hereof it has not entered into any agreement with respect to any of its debt or equity securities granting any registration rights to any Person which is currently in effect, except for the Existing Registration Rights Agreement.

Section 7.9 Severability. The invalidity or unenforceability of any provision of this Stockholders’ Agreement in any jurisdiction will not affect the validity, legality or enforceability of the remainder of this Stockholders’ Agreement in such jurisdiction or the validity, legality or enforceability of this Stockholders’ Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the Parties hereunder will be enforceable to the fullest extent permitted by applicable law.

Section 7.10 Recapitalization, Etc. In case of any consolidation, merger, reorganization, reclassification, sale, conveyance, consolidation, spin-off, partial or complete liquidation, stock dividend, transfer or lease in which Nasdaq is not the surviving person, then (a) all rights and obligations of Nasdaq under this Stockholders’ Agreement shall be assumed by and transferred to any such successor person, with the same effect as if it had been named herein as the party of this first part and (b) all references in this Stockholders’ Agreement to “Nasdaq”

shall be deemed to refer to such person; provided, however, in any case, Nasdaq will not effect any such transaction unless the successor delivers to the Seller Parties an agreement in writing in a form reasonably satisfactory to the Seller Parties agreeing to be bound by the terms of this Stockholders’ Agreement. The intent of the Parties is to fairly and equitably preserve the original rights and obligations of the Parties hereto under this Stockholders’ Agreement.

Section 7.11 No Affiliation. Nothing in this Stockholders’ Agreement shall be deemed to constitute the parties as partners, co-venturers or agents of each other.

Section 7.12 Specific Performance. The Parties hereby acknowledge and agree that the failure of any Party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated hereby, will cause irreparable injury to the other Parties, for which damages, even if available, will not be an adequate remedy. Accordingly, each Party hereby consents to the issuance of injunctive relief by any court of competent jurisdiction to compel performance of such Party’s obligations, to prevent breaches of this Stockholders’ Agreement by such Party and to the granting by any court of the remedy of specific performance of such Party’s obligations hereunder, without bond or other security being required, in addition to any other remedy to which any Party is entitled at law or in equity. Each Party irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any Party.

The Parties hereto agree that if any of the provisions of this Stockholders’ Agreement were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that the Parties shall be entitled to specific performance of the terms hereof and immediate injunctive relief, without the necessity of proving the inadequacy of money damages as a remedy, in addition to any other remedy at law or equity.

Section 7.13 Other Agreements(a) . Nothing contained in this Stockholders’ Agreement shall be deemed to be a waiver of, or release from, any obligations any Party hereto may have under, or any restrictions on the Transfer of Shares or other securities of Nasdaq or any direct or indirect Subsidiary of Nasdaq imposed by, any other agreement.

Section 7.14 New York Law. The enforceability and validity of this Stockholders’ Agreement, the construction of its terms and the interpretation of the rights and duties of the Parties shall be governed by the laws of the State of New York, without regard to conflict of law principles thereof that would mandate the application of the laws of another jurisdiction.

Section 7.15 Jurisdiction; Service of Process; Waiver of Jury Trial.

(a) Each of the Parties unconditionally and irrevocably agrees to submit to the exclusive jurisdiction of the state and federal courts located in New York, New York for any suit, action or Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Stockholders’ Agreement or the transactions contemplated hereby and hereby irrevocably waives, to the fullest extent permitted by applicable law, and agrees not to assert any objection, whether as a defense or otherwise, which such Party may now or hereafter have to the laying of the venue of any such suit, action or Proceeding in any such court or that any such suit, action or Proceeding which is brought in any such court has been brought in an inconvenient forum or that such suit, action or Proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this Stockholders’ Agreement may not be enforced in or by such courts. Each Party agrees that a final judgment in any such suit, action or Proceeding shall be conclusive and may be enforced in any other jurisdiction in which a Party may be found or may have assets by suit on the judgment or in any other manner provided by applicable law, and agrees to the fullest extent permitted by law to consent to the enforcement of any such judgment and not to oppose such enforcement or to seek review on the merits of any such judgment in any such jurisdiction.

(b) Each of the Parties hereby irrevocably consents to the service of process outside the territorial jurisdiction of such courts in any suit, Proceeding or action by giving copies thereof by hand-delivery of air courier to the address of such Party specified in Section 7.1 and such service of process shall be deemed effective service of process on such Party. However, the foregoing shall not limit the right of any Party to effect service of process on the other Parties by any other legally available method.

(c) To the extent that any Party hereto (including assignees of any Party’s rights or obligations under this Stockholders’ Agreement) may be entitled, in any jurisdiction, to claim for itself or its revenues, assets or properties, sovereign immunity from service of process, from suit, from the jurisdiction of any court or arbitral tribunal, from attachment prior to judgment, from attachment in aid of execution or enforcement of a judgment (interlocutory or final), or from any other legal process, and to the extent that, in any such jurisdiction there may be attributed such a sovereign immunity (whether claimed or not), each Party hereto hereby irrevocably agrees not to claim, and hereby irrevocably waives to the fullest extent permitted by law, such sovereign immunity.

(d) EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 7.16 Counterparts; Effectiveness. This Stockholders’ Agreement may be executed in any number of counterparts (including by electronic signature), each of which will be an original with the same effect as if the signatures thereto and hereto were upon the same instrument. This Stockholders’ Agreement shall become effective when each Party shall have received counterparts hereof signed by all of the other Parties.

Section 7.17 Entire Agreement. This Stockholders’ Agreement constitute the entire agreement and understanding among the Parties and supersede any and all prior agreements and understandings, written or oral, relating to the subject matter hereof.

Section 7.18 Interpretation.

(a) The words “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Stockholders’ Agreement as a whole and not to any particular provision of this Stockholders’ Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Stockholders’ Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Stockholders’ Agreement, they shall be deemed to be followed by the words “without limitation.” All terms defined in this Stockholders’ Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Stockholders’ Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. In this Stockholders’ Agreement, all references to “$” are to United States dollars. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

(b) The Parties have participated jointly in the negotiation and drafting of this Stockholders’ Agreement. In the event an ambiguity or question of intent or interpretation arises, this Stockholders’ Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Stockholders’ Agreement.

[Signature page follows.]

IN WITNESS WHEREOF, each of the parties has caused this Stockholders’ Agreement to be duly executed, all as of the date first above written.

NASDAQ

By:	/s/ John A. Zecca
Name:	John A. Zecca
Title:	EVP and Chief Legal, Risk and Regulatory Officer

ADENZA PARENT, LP

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Authorized Signatory

THOMA BRAVO, L.P.

By:	/s/ Holden Spaht
Name:	Holden Spaht
Title:	Partner

SCHEDULE A

Existing Registration Rights Agreement

1.

Registration Rights Agreement, dated as of February 27, 2008, by and among The NASDAQ OMX Group, Inc., Borse Dubai Limited and Borse Dubai Nasdaq Share Trust (as amended by the First Amendment to Registration Rights Agreement, dated as of February 19, 2009, among The NASDAQ OMX Group, Inc., Borse Dubai Limited and Borse Dubai Nasdaq Share Trust).

SCHEDULE B

Methodology for Calculating the Issued and Outstanding

Common Stock on a Fully-Diluted Basis

Methodology:

•

The Common Stock price (the “Common Stock Price”) to be used in each calculation herein shall be the volume-weighted average price on the last trading day immediately prior to the measuring date (the “Measuring Date”).

•	The number of outstanding shares of Common Stock shall be the actual shares outstanding (not weighted) at the Measuring Date, plus the Nasdaq Shares.

•

The number of unvested shares of restricted stock shall be calculated using the treasury stock method of computing the dilutive impact at the Common Stock Price based the unvested shares of restricted stock outstanding on the Measuring Date.

•

The number of shares of Common Stock underlying options shall be calculated using the treasury stock method of computing the dilutive impact at the Common Stock Price, including all options outstanding but exercisable on the Measuring Date, with no weighting and no forfeitures.

•	The number of shares of Common Stock underlying convertible debt shall be calculated using the if converted method at the Common Stock Price.

•	The number of shares underlying warrants shall be calculated using the treasury stock method at the Common Stock Price.

Sample Calculation:

Shares of Common Stock outstanding	[	•]
Unvested restricted stock	[	•]
Shares underlying options	[	•]
Shares underlying convertible debt	[	•]
Shares underlying warrants	[	•]
Total shares outstanding	[	•]

Based on the following assumptions:

•	All Share data as of [•], 2023.

•	Closing stock price of $[•] on [•], 2023.

SCHEDULE C

SELLER NOMINEE

Holden Spaht